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FIRM / AFFILIATE OFFICES

November 12, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-3628

Attention: Mr. Perry J. Hindin, Special Counsel

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Re:	Pericom Semiconductor Corporation

Definitive Proxy Statement on Schedule 14A

Filed October 30, 2015

File No. 000-27026

Dear Mr. Hindin:

This letter sets forth Pericom Semiconductor Corporation’s (the “Company”) response to the comments contained in the letter dated November 9, 2015 (the “SEC Comment Letter”), from the staff of the Office of Mergers & Acquisitions in the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to Pericom’s response letter (the “Response Letter”) to the Commission, dated November 8, 2015. We are submitting this letter on behalf of the Company. For your convenience, we have repeated in italicized text the comment of the Staff contained in the SEC Comment Letter and set forth our response below such comment. All terms used but not defined in this letter have the meanings assigned to such terms in the Company’s definitive proxy statement on Schedule 14A originally filed with the Commission on October 30, 2015 (the “Proxy Statement”).

Comment

For the reasons conveyed to Tad Freese of Latham & Watkins, on a telephone call earlier today, we continue to believe that the Company did not comply with Exchange Act Rule 14a-13(a)(3). Please supplement the Company’s proxy statement to acknowledge such non-compliance. Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company’s non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

November 12, 2015

Response

Today the Company filed a Supplement to its Proxy Statement with the Commission in which it disclosed its non-compliance with Rule 14a-13(a)(3) in connection with the special meeting of the Company’s shareholders. The Company is also mailing the Supplement to its shareholders. The Company believes that the inclusion of this information in the Supplement and the mailing of the Supplement to its shareholders will ensure that the information is widely disseminated and is readily accessible to its shareholders. The Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com. We greatly appreciate your time and consideration.

Very truly yours,

/s/ Tad Freese
Tad Freese of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation